Filed Pursuant to Rule 424(b)(3)
Registration No. 333-297577
PROSPECTUS

IONEER LTD
$300,000,000

Ordinary Shares
Preference Shares
Warrants
Subscription Rights
Debt Securities
Units
We may from time to time offer our ordinary shares, which may be represented by American depositary shares (“ADSs”), preference shares, warrants, subscription rights, debt securities and/or units, which we refer to collectively as the “securities.” This prospectus describes the general terms of these securities and the general manner in which we will offer these securities. We will provide the specific terms of the securities that may be offered, and the manner in which they are being offered, in one or more supplements to this prospectus. Any supplement may also add, update or change information contained in this prospectus. We will not use this prospectus to offer any securities unless it is attached to a prospectus supplement. You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information,” before investing in the securities. The amount and price of the securities will be determined at the time of any offering thereof.
Our ADSs, each representing 40 of our ordinary shares, are listed on the Nasdaq Capital Market under the symbol “IONR.” Our ordinary shares are listed on the Australian Securities Exchange under the symbol “INR.”
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer”, as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and are eligible for reduced public company reporting requirements.
Investing in the securities involves risks. See the section entitled “Risk Factors” in our most recent annual report on Form 20-F and transition report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on October 22, 2025 (the “Annual Report”) and April 29, 2026 (the “Transition Report”), respectively, our other filings with the SEC and in any applicable prospectus supplement.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 29, 2026.

We are responsible for the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized any person to give you any other information, and we take no responsibility for any other information that others may give you. This document may only be used where it is legal to sell the securities. You should not assume that the information contained in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of the securities in any state where the offer is not permitted.
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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form F-3 that we filed with the SEC using a shelf registration process. Under this shelf registration process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.
Unless the context otherwise requires, in this prospectus the terms “we,” “us,” “our,” “ioneer,” “the Company” and “the registrant” refer to ioneer Ltd and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION
We file periodic reports and other information with the SEC. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. In addition, the securities may specify that certain documents are available for inspection at the office of the ADS depositary. All Internet references in this prospectus are inactive textual references and we do not incorporate website contents into this prospectus.
Upon written or oral request, we will provide to any person, at no cost to such person, including any beneficial owner to whom a copy of this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may make such a request by writing or telephoning us at the following address or telephone number:
ioneer Ltd
Suite 16.01, Level 16, 213 Miller Street
North Sydney, NSW 2060, Australia
Tel.: +61 (2) 9922-5800
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents, which are considered part of this prospectus. Information that we file with the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below:
•	our annual report on Form 20-F for the year ended June 30, 2025 filed with the SEC on October 22, 2025;
•	our transition report on Form 20-F for the six-month transition period ended December 31, 2025 filed with the SEC on April 29, 2026;
•	our reports on Form 6-K furnished to the SEC on April 30, 2026 and May 21, 2026 (Exhibit 99.1 only); and
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the description of our ordinary shares contained in Item 10.A and Item 10.B of our registration statement on Form 20-F (File No. 001-41412), originally filed on June 3, 2022, and any amendment or report filed for the purpose of updating such description, including the description set forth in Exhibit 2.3 to our annual report on Form 20-F for the fiscal year ended June 30, 2022.

We also incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and those of our reports on Form 6-K furnished to the SEC that we specifically identify as being incorporated by reference in this prospectus after the date hereof and prior to the completion of an offering of securities under this prospectus.
As you read the above documents, this prospectus and any prospectus supplement, you may find inconsistencies in information from one document to another. If you find inconsistencies you should rely on the statements made in the most recent document, including this prospectus and any prospectus supplement. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.
When acquiring any securities discussed in this prospectus, you should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any “free writing prospectus” that we authorize to be delivered to you. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.
You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate or complete at any date other than the date mentioned on the cover page of those documents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information included or incorporated by reference in this prospectus may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements with respect to: risks related to our limited operating history in the lithium and boron industry; risks related to our status as a development stage company; risks related to our ability to identify mineralization and achieve commercial mining at the Project (as defined herein); risks related to mining, exploration and mine construction, if warranted, on our properties; risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities; risks related to investment risk and operational costs associated with our exploration activities; risks related to our ability to access capital and the financial markets; risks related to compliance with government regulations; risks related to our ability to acquire necessary mining licenses, permits or access rights; risks related to environmental liabilities and reclamation costs; risks related to volatility in lithium or boron prices or demand for lithium or boron; risks related to stock price and trading volume volatility; risks relating to the development of an active trading market for the ADSs; risks related to ADS holders not having certain shareholder rights; risks related to ADS holders not receiving certain distributions; risks related to our status as a foreign private issuer and emerging growth company; and risks related to the other matters described in the section titled “Risk Factors” in the Annual Report and the Transition Report, our other filings with the SEC and in any applicable prospectus supplement.
All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the securities laws of the United States and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
We are a public company limited by shares incorporated under the laws of Australia. Certain of our directors and executive officers and certain other persons named in this prospectus are citizens and residents of countries other than the United States and all or a significant portion of the assets of such persons may be located outside the United States. As a result, it may not be possible for you to:
•	effect service of process within the United States upon our non-U.S. resident directors, executive officers and other persons named in this prospectus or on us;
•
enforce in U.S. courts judgments obtained against our non-U.S. resident directors, executive officers and other persons named in this prospectus or us in any action, including actions under the civil liability provisions of U.S. securities laws;

•
enforce in U.S. courts judgments obtained against our non-U.S. resident directors, executive officers and other persons named in this prospectus or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•
bring an original action in an Australian court to enforce liabilities against our non-U.S. resident directors, executive officers and other persons named in this prospectus or us based solely upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments that are obtained in U.S. courts against any of our non-U.S. resident directors, executive officers and other persons named in this prospectus or us, including actions under the civil liability provisions of the U.S. securities laws.
With that noted, there are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may not be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws.

PROSPECTUS SUMMARY
This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated by reference in this prospectus. This summary does not contain all of the information you should consider before buying our securities. You should carefully read this entire prospectus and any applicable prospectus supplement, including each of the documents incorporated by reference herein or therein, before making an investment decision.
Overview
ioneer’s primary business is to develop a lithium-boron mine and processing facility, known as the Rhyolite Ridge Project, in Esmeralda County, Nevada, United States (the “Project”). The Project is located on public land administered by the Bureau of Land Management (the “BLM”) of the U.S. Department of Interior. ioneer currently holds a 100% interest in the Project. On June 2, 2025, we released revised Project economics to the completed definitive feasibility study (the “DFS”) announced April 30, 2020, which was followed by a second announcement of further material improvement in Project economics released in September 2025. In October 2025, we announced an additional material improvement in Project economics, as described in the Rhyolite Ridge Lithium-Boron Project S-K 1300 Technical Report Summary dated as of April 25, 2026 and filed as Exhibit 15.11 to the Transition Report. The updated Project economics reaffirmed the Project can operate at scale, over a long life and with the potential to be a low-cost and globally significant producer of both lithium and boron. Following the completion of all technical studies and all necessary permitting activities, we may undertake mining and processing activities to become a U.S. source of lithium and boron.
As of December 31, 2025, we had invested US$ 209.0 million in the Project.
On October 25, 2024, the Project received its federal permit from the BLM. The formal Record of Decision followed the issuance in September 2024 of the final Environmental Impact Statement by the BLM. This concluded the federal permitting process, which began in early 2020.
On January 20, 2025, we announced the closing of a US$ 996 million loan from the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program to support the development of an on-site processing facility at the Project. The total amount of the loan, US$ 996 million, includes US$ 968 million in principal and US$ 28 million in capitalized interest with a term of 20 years. The loan amount represents a US$ 268 million increase in loan principal from the conditional loan commitment announced January 16, 2023. The loan will be at an interest rate fixed from the date of each advance for the term of the loan at applicable U.S. Treasury rates. Conditions precedent to first loan funding include, among other requirements, closing a strategic partnering agreement for the equity component of the build cost, securing necessary additional required funding and a project finance model bring down. ioneer is currently running a strategic partnering process with the assistance of Goldman Sachs to secure additional funding requirements for the Project.
Our ordinary shares are publicly traded on the Australian Securities Exchange under the symbol “INR”. Our ADSs, each representing 40 of our ordinary shares, are publicly traded on the Nasdaq Capital Market under the symbol “IONR”. The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.
Corporate Information
Our head office is located at 16.01, Level 16, 213 Miller Street, North Sydney, NSW 2060 Australia. Our registered office is located at 16.01, Level 16, 213 Miller Street, North Sydney, NSW 2060 Australia. The telephone number of our registered office is +61 (2) 9922-5800.
We also maintain a website at www.ioneer.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this prospectus, and the reference to our website in this prospectus is an inactive textual reference only.

USE OF PROCEEDS
Except as may be described otherwise in a prospectus supplement, we will use the net proceeds from our sale of the securities under this prospectus for general corporate purposes. We may designate a specific allocation of the net proceeds of an offering of securities by us to a specific purpose, if any, at the time of the offering and will describe any allocation in the related prospectus supplement.
PROSPECTUS SUPPLEMENT
This prospectus provides you with a general description of the securities that may be offered. With respect to a particular offering of the securities registered hereby, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared. You should read both this prospectus and any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information” carefully before investing in the securities. The prospectus supplement to be attached to the front of this prospectus will describe the terms of the offering, including the amount and more detailed items of the securities, the initial public offering price, the price paid for the securities, net proceeds, the expenses of the offering, the terms of offers and sales outside of the United States, if any, our capitalization, the nature of the plan of distribution, the terms of any rights offering, including the subscription price for ordinary shares, record date, ex-rights date and exercise period, the other specific terms related to the offering, and any U.S. federal income tax considerations and Australian tax considerations applicable to the securities. Any information in a prospectus supplement, if any, or information incorporated by reference after the date of this prospectus is considered part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus.
We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different information. We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
ioneer Ltd is a public company limited by shares incorporated under the laws of Australia. We publish our financial statements in United States dollars.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES AND ORDINARY SHARES
For a description of our ordinary shares and the ADSs, including the rights and obligations attached thereto, please refer to Exhibit 2.3 to our Transition Report on Form 20-F for the six months ended December 31, 2025, which is incorporated by reference herein.
DESCRIPTION OF SUBSCRIPTION RIGHTS
We may issue subscription rights to purchase our ordinary shares, including ordinary shares represented by ADSs. We may issue these rights independently or together with any other offered security. The rights may or may not be transferable in the hands of their holders.
The applicable prospectus supplement will describe the specific terms of any subscription rights offering, including:
•	the title of the subscription rights;
•	the securities for which the subscription rights are exercisable;
•	the number of subscription rights issued;
•	the extent to which the subscription rights are transferable;
•	if applicable, a discussion of the material U.S. federal or other income tax considerations applicable to the issuance or exercise of the subscription rights;
•	any other terms of the subscription rights, including terms, procedures and limitations relating to the exchange and exercise of the subscription rights;
•	if applicable, the record date to determine who is entitled to the subscription rights and the ex-rights date;
•	the date on which the rights to exercise the subscription rights will commence, and the date on which the rights will expire;
•	the extent to which the offering includes an over-subscription privilege with respect to unsubscribed securities; and
•	if applicable, the material terms of any standby underwriting arrangement we enter into in connection with the offering.
Each subscription right will entitle its holder to purchase for cash a number of our ordinary shares, ADSs or any combination thereof at an exercise price described in the applicable prospectus supplement. Subscription rights may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.
Upon receipt of payment and the subscription form properly completed and executed at the subscription rights agent’s office or another office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward our ordinary shares or the ADSs purchasable with this exercise. Rights to purchase our ordinary shares represented by ADSs will be evidenced by certificates issued upon receipt by the ADS depositary of the rights to purchase ordinary shares registered hereby. The applicable prospectus supplement may offer more details on how to exercise the subscription rights.
We may determine to offer subscription rights to our shareholders only or additionally to persons other than shareholders as described in the applicable prospectus supplement. In the event subscription rights are offered to our shareholders only and their rights remain unexercised, we may determine to offer the unsubscribed securities to persons other than shareholders. In addition, we may enter into a standby underwriting arrangement with one or more underwriters under which the underwriter(s) will purchase any securities remaining unsubscribed for after the offering, as described in the applicable prospectus supplement.

DESCRIPTION OF OTHER SECURITIES
We will set forth in the applicable prospectus supplement a description of any preference shares, warrants, debt securities or units that may be offered pursuant to this prospectus.

PLAN OF DISTRIBUTION
The securities may be sold, and the underwriters may resell the securities, directly or through agents in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The securities may be sold in portions outside the United States at an offering price and on terms specified in the applicable prospectus supplement relating to a particular issue of the securities. Without limiting the generality of the foregoing, any one or more of the following methods may be used when selling the securities:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the date of this prospectus;
•	sales in which broker-dealers agree with us or a selling securityholder to sell a specified number of securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	by pledge to secure debts or other obligations;
•	by an underwritten public offering;
•	in a combination of any of the above; or
•	any other method permitted pursuant to applicable law.
In addition, the securities may be sold by way of exercise of rights granted pro rata to our existing shareholders.
The securities may also be sold short and securities covered by this prospectus may be delivered to close out such short positions, or the securities may be loaned or pledged to broker-dealers that in turn may sell them. Options, swaps, derivatives or other transactions may be entered into with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the securities and ordinary shares, respectively, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
Any underwriters or agents will be identified and their compensation described in the applicable prospectus supplement.
In connection with the sale of securities, the underwriters or agents may receive compensation from us, a selling securityholder or from purchasers of the securities for whom they may act as agents. The underwriters may sell securities to or through dealers, who may also receive compensation from the underwriters or from purchasers of the securities for whom they may act as agents. Compensation may be in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us or a selling securityholder and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.
We or a selling securityholder may enter into agreements that will entitle the underwriters, dealers and agents to indemnification by us or a selling securityholder against and contribution toward certain liabilities, including liabilities under the Securities Act.
Certain underwriters, dealers and agents and their associates may be customers of, engage in transactions with or perform commercial banking, investment banking, advisory or other services for a selling securityholder or us, including our subsidiaries, in the ordinary course of their business.

If so indicated in the applicable prospectus supplement relating to a particular issue of securities, the underwriters, dealers or agents will be authorized to solicit offers by certain institutions to purchase the securities under delayed delivery contracts providing for payment and delivery at a future date. These contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of these contracts.
We will advise any selling securityholder that while it is engaged in a distribution of the securities, it is required to comply with Regulation M promulgated under the Exchange Act (“Regulation M”). With limited exceptions, Regulation M precludes a selling securityholder, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. All of the foregoing might affect the marketability of the securities.

LEGAL MATTERS
Certain legal matters with respect to Australian law will be passed upon for us by our Australian counsel, Ashurst Perkins Coie Australia. Certain legal matters with respect to United States and New York law will be passed upon for us by Gibson, Dunn & Crutcher LLP.
EXPERTS
The consolidated financial statements of ioneer Ltd appearing in ioneer Ltd’s Annual Report (Form 20-F) for the year ended June 30, 2025 and Transition Report (Form 20-F) for the six-month period ended December 31, 2025 have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in auditing and accounting.
The estimates of mineral resources and related information incorporated by reference herein are based upon analyses contained in the Technical Report Summary, dated April 25, 2026 and amended and supplemented from time to time, and performed by AtkinsRéalis Canada Inc., Independent Mining Consultants, Inc., Westland Engineering & Environmental Services, Mr. Yoshio Nagai, Mr. Brent Johnson, NewFields Mining Design & Technical Services, LLC, Geo-Logic Associates, Inc., Mr. Chad Yeftich and Piteau Associates. Such estimates and related information have been so incorporated in reliance upon the authority of such persons as experts in such matters.

$300,000,000

Ordinary Shares
Preference Shares
Warrants
Subscription Rights
Debt Securities
Units
PROSPECTUS
July 29, 2026